04045433

GUS

Ref: PGC/ltop/adr010104

1 October 2004

GUS plc
GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 07 2004
WASH. D.C. 185 SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued from 1 September to 1 October together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
OCT 08 2004
THOMSON
FINANCIAL

Dlw 10/8

SCHEDULE OF DOCUMENTS ISSUED
1 SEPTEMBER to 1 OCTOBER 2004

COMPANIES HOUSE FILINGS		
9 September 2004	-	Forms 88(2) re allotment of shares *
21 September 2004	-	Forms 88(2) re allotment of shares *
23 September 2004	-	Purchase of own shares
24 September 2004	-	2004 Annual return
1 October 2004	-	Form 288b and Form 288a in respect of change of secretary
1 October 2004	-	Forms 88(2) re allotment of shares *

* copies of the continuation sheets attached to forms 88(2) re allotment of shares are not included with this letter but are available on request.

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE (OTHER THAN BURBERRY ANNOUNCEMENTS IN RESPECT OF DIRECTORS' DECLARATIONS WHICH SIMPLY REPLICATE THE RELEVANT GUS ANNOUNCEMENTS)		
1 September 2004	-	GUS PLC Additional Listing **
1 September 2004	-	Transactions in own shares
2 September 2004	-	GUS PLC Additional Listing **
6 September 2004	-	GUS PLC Additional Listing **
6 September 2004	-	Transactions in own shares
7 September 2004	-	GUS PLC Additional Listing **
8 September 2004	-	GUS PLC Additional Listing **
9 September 2004	-	GUS PLC Additional Listing **
9 September 2004	-	Transactions in own shares
13 September 2004	-	GUS PLC Additional Listing **
9 September 2004	-	GUS PLC Additional Listing **
14 September 2004	-	GUS PLC Additional Listing **
15 September 2004	-	Transactions in own shares
16 September 2004	-	GUS PLC Additional Listing **
17 September 2004	-	GUS PLC Additional Listing **
28 September 2004	-	Transactions in own shares

** copies available on request.

PAUL COOPER
1 OCTOBER 2004

Exemption no
82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

9 September 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	266	5304	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.70p	612.70p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,570
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,570

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 9 SEPTEMBER 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC/E8409 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,313	6,936	15,247
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.1270	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	37,496
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	37,496
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,	
Manchester, M12 4JD.	
ESP-EXE/AG/8447	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,184	6,528	6,278
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.5300

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 28,281
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 28,281

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 9 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/ SJK/E8482 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,291		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC/SJK/E8482 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	26	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	242		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mrs Christine Hindhaugh Address 25 Petrel Way, South Beach, Blyth, Northumberland UK Postcode NE24 3QL	Class of shares allotted Ordinary	Number allotted 242
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ______________________ **Date** 9 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	444		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Vidacos Nominees Limited A/C No SSB1 Part ID 30XMH Address: 25 Molesworth Street, Lewisham LONDON UK Postcode SE13 7EX	Class of shares allotted Ordinary	Number allotted 444
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 444

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 9 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	PG Cooper, GUS plc, The Works, 5 Union St, Manchester, M12 4JD. ESP-EXEC/E8539 Tel: 0870 836 4064 DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
1	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	73,445	34,456	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	107,901
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	107,901
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 9 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8585 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	2	9	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,320	809	3,111
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	384p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address PLEASE SEE ATTACHED LIST	Ordinary	5,420
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary	265
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 9 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD
Tel: 0870 836 4064 Fax: 0870 836 4056
DX number DX exchange

GUS plc
ATTACHMENT TO FORM 88(2) DATED 9 SEPTEMBER 2004

Title	Forename(s)	Surname	Address						Shares Allotted
MRS	SANDRA	BRACEWELL	107 HOLYWELL LANE	GLASS HOUGHTON	CASTLEFORD	WEST YORKSHIRE		WF10 4QZ	89
MISS	VALERIE ANN	COLIN	12 DICKENS ROAD	HILLSIDE	RUGBY	WARWICKSHIRE		CV22 5RW	327
MISS	SHARON ANNE	COOKSON	50 CHRISTCHURCH STREET	BROADGATE	PRESTON	LANCASHIRE		PR1 8PJ	187
MRS	CLAIRE	DARBYSHIRE	12 LORIMER AVENUE	GEDLING	NOTTINGHAM	NOTTINGHAMSHIRE		NG4 4BS	210
MRS	GLENYS	GASKELL	27 CLAYTON STREET	BOLTON	LANCASHIRE			BL2 1NJ	546
MR	STEVEN JOHN	HEAD	29 ELTHAM ROAD	WEST BRIDGFORD	NOTTINGHAMSHIRE			NG2 5JP	177
MISS	BARBARA MARY	HOLBROOK	89 SHEFFIELD ROAD	CHESTERFIELD	DERBYSHIRE			S41 7JH	175
MRS	BARBARA	HOWCROFT	6 HIGH MOUNT	HARWOOD	BOLTON	LANCASHIRE		BL2 3NX	273
MRS	KEELEY-ANN	KNOWLES	SPRING COTTAGE	4 CHURCH STREET	BLACKFORD	WEDMORE	SOMERSET	BS28 4NR	590
MISS	YVONNE JEAN	PARROCK	LONG RIDGE	MANOR PARK STUD FARM	PARK ROAD	WESTONING	BEDFORDSHIRE	MK45 5LA	2,105
MRS	ANDREA	WARD	109 BALCARRES ROAD	LEYLAND	PRESTON	LANCASHIRE		PR25 3ED	234
MRS	ANN	WILSON	18 RYDAL ROAD	LITTLE LEVER	BOLTON	LANCASHIRE		BL3 1DT	327
									5,240

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	02	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	756		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mr. Peter Gordon Spenceley Address 216 Oxford Gardens, Stafford, Staffordshire UK Postcode ST16 3JG	Class of shares allotted Ordinary	Number allotted 756
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 9 September 2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

Exemption No
82 5017

GUS

Ref: chcorres.pgc.roc88(2)s

21 September 2004

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotment of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,712		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,712
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,712

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 21 September 2000

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E5612 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,263	29,054	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	33,317
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	33,317

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 21 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8627 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	6	09	2004	7	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5703	14428	3737
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.26	£6.1270	£6.755

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 23868
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 23868

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 21 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8654 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	29628		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	29,628
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	29,628
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,	
Manchester, M12 4JD.	
ESP-EXEC/E8674	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	89	59	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*			

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name MRS DENISE JEAN FAGE Address 254 ELM PARK AVENUE ELM PARK HORNCHURCH UK Postcode RM12 4PQ	Class of shares allotted Ordinary	Number allotted 89
Name MRS ELEANOR MOSES Address 7 LYNN PLACE RIBBLETON PRESTON UK Postcode PR2 6DE	Class of shares allotted Ordinary	Number allotted 59
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 148

Please enter the number of continuation sheet(s) (if any) attached to this form : Nil

Signed [signature] **Date** 21 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper) 5 Union Street	
Manchester M12 4JD	
Tel: 0870 836 4064	Fax: 0870 836 4056
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,765		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Mrs Barbara Anne McAuley Address 96 Pendlebury, Swinton, Manchester UK Postcode M27 4BF	Class of shares allotted Ordinary	Number allotted 252
Name Miss Calina Novak Address 26 Brookfield Road, Arnold, Nottingham UK Postcode NG5 7ER	Class of shares allotted Ordinary	Number allotted 1,009
Name Mr Richard Leslie Pillar Address 217 Bramcote Lane, Wollaton, Nottingham UK Postcode NG8 2QL	Class of shares allotted Ordinary	Number allotted 504
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper Financial Reporting Manager & Assistant Company Secretary	
GUS plc, The Works, 5 Union Street Manchester M12 4JD	
Tel 0870 836 4064	
DX number	DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	24,971		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 24,971
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 24,971

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 21 September 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,	
Manchester, M12 4JD.	
ESP-EXEC/AG/8726	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	35,379	1,618	35,529
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.5400	£6.1270	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1 See Continuation sheet for total

Signed [signature] **Date** 21 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/AG/E8750 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,420	10,683	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£7.5700	£8.0920	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 94,629
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL [illegible]	Number allotted 94,629

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed ______________ **Date** 21 September 200?

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/AG/E8750 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

1 of 1

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	720	78	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	3.84	5.23	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name See attached list Address UK Postcode	Ordinary	798
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] **Date** 21 September 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 09 SEP 2004 TO 09 SEP 2004
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
02170094	CAMERON LORRAINE LESLEY /MISS. 20 GREYFRIARS ROAD DAVENTRY NORTHAMPTONSHIRE NN11 4RS	700 NE282434B REDUNDANCY 14-MAY-04	09-SEP-04	201	186	714.24

Continuation Sheet 1 attached to form 88(2) dated 21/9/04

SHARESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 09 SEP 2004 TO 09 SEP 2004
DATE OF GRANT : 09 FEB 2001
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 384

Account No	Participant's Details	Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
01695737	KEELEY MANDY JOY /MRS. 8 RECTORY CLOSE CARLTON BEDS MK43 7JT	510 WL965449C REDUNDANCY 30-JUN-04	09-SEP-04	878	534	2050.56
	NO OF PARTICIPANTS : 1					
		GRAND TOTALS :		878	534	2050.56

Contribution 8
2 attached
from 83/1
dated
21/9/04

SHAREESAVE ALLOTMENT LIST

CLIENT : GUS PLC
EXERCISE PERIOD : FROM 09 SEP 2004 TO 09 SEP 2004
DATE OF GRANT : 05 JUL 2002
TYPE OF SCHEME : 0 YEAR SCHEME
OPTION PRICE (p) : 523

Account No	Participant's Details	Org Unit NI No Leaver Reason/Date	Exercise Date	No of Shares Under Option	Shares To Be Allotted	Amount Due (£)
02170094	CAMERON LORRAINE LESLEY /MISS. 20 GREYFRIARS ROAD DAVENTRY NORTHAMPTONSHIRE NN11 4RS	700 NE282434B REDUNDANCY 14-MAY-04	09-SEP-04	145	78	407.94
	NO OF PARTICIPANTS : 1	GRAND TOTALS :		145	78	407.94

Continuation Sheet 3 attached to form 88(2) [illegible] 21/9/04

EXEMPTION No
82 5017

GUS

Ref: chcorres.pgc.roc169

23 September 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Purchase of own shares

In connection with recent purchases of shares for cancellation, I enclose Form 169 duly "stamped" by the Inland Revenue Stamp Office.

Yours faithfully

Paul Cooper

Assistant Company Secretary

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
146575

Name of company

* insert full name of company

* GUS plc

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this information

Class of shares	ORDINARY	ORDINARY	ORDINARY	
Number of shares purchased	300,000	950,000	300,000	300,000
Nominal value of each share	£0.25p	£0.25p	£0.25p	£0.25p
Date(s) on which the shares were delivered to the company	12 AUGUST 2004	13 AUGUST 2004	16 AUGUST 2004	17 AUGUST 2004
Maximum prices paid § for each share	£8.468147	£8.433732	£8.411141	£8.400662
Minimum prices paid § for each share	£8.468147	£8.433732	£8.411141	£8.400662

The aggregate amount paid by the company for the shares to which this return relates was:	£15,596,030.00
Stamp Duty is payable on the aggregate amount at the rate of 1/2% rounded up to the nearest multiple of £5	£77,985 –

TR 16/9

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed David Morris Designation ‡ COMPANY SECRETARY Date 6 SEPTEMBER 2004

Presentor's name address and reference (if any) :
Paul Cullen
GUS plc
THE WORKS
6 UNION STREET
MANCHESTER M12 4JD

For official Use (02/00)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7 438 7252/7452

Worthing Stamp Office
(Postal applications only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

Ref: chcorres.pgc.rocar04

24 September 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 0 7 2004
WASH. D.C.
185

Dear Sir

GUS plc
2004 Annual Return

Further to my letter of 22 July (copy attached for ease of reference) I now enclose the following in respect of the above company:-

- the Annual Return for 2004;
- a CD containing a full list of members as at 31 August 2004;
- a list of subsidiary companies as 31 March 2004;
- a cheque for £15.00 made payable to Companies House

Yours faithfully

Paul Cooper

Assistant Company Secretary

Ref: PGC/arep2004

22 July 2004

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

Dear Sir

GUS plc - 146575

I enclose the following in respect of the above company:-

- the Annual Report and Financial Statements 2004 (duly signed on pages 33, 50, 53, 56 and 57); and
- a copy of the Shareholder Circular which contains the Notice of our 2004 Annual General Meeting.

The completed Annual Return for 2004 and filing fee will be forwarded in September.

Yours faithfully

Paul Cooper
Assistant Company Secretary

Enc.

Companies House

— for the record —

Company Name
GUS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
146575
Information extracted from Companies House records on 7th August 2004

Section 1: Company details

Ref: 146575/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	One Stanhope Gate London W1K 1AF	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Lloyds T S B Registrars The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** David MORRIS **Address** One Highfield Hall Barrows Green Kendal Cumbria LA8 0AA	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date David MORRIS ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Maurice Victor BLANK **Address** 3 Green Close Wildwood Road London NW11 6UX **Date of birth** 09/11/1942 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Sir Maurice Victor BLANK ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Terence DUDDY **Address** ~~Langsmead~~ ~~Mill Lane~~ ~~Gerrards Cross~~ ~~Buckinghamshire~~ SL9 8AX **Date of birth** 07/04/1956 **Nationality** British **Occupation** Chief Executive	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Terence DUDDY ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** ~~Lord HARRIS OF PECKHAM~~ **Address** ~~118 Eaton Square~~ ~~London~~ ~~SW1W 9AA~~ **Date of birth** ~~15/09/1942~~ **Nationality** ~~British~~ **Occupation** ~~Company Director~~	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode ____ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Lord HARRIS OF PECKHAM ceased to be director (if applicable) 31 / 07 / 2004

FORM 288b SUBMITTED
ON 3 AUGUST 2004

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Andrew Hedley HORNBY **Address** ~~Rose Cottage Back Street~~ ~~Aldborough Boroughbridge~~ York YO51 9EX **Date of birth** 21/01/1967 **Nationality** British **Occupation** ~~Chief Executive Retail Hbos Plc~~	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation CHIEF EXECUTIVE RETAIL HBOS PLC Date of change __ / __ / ____ Date Andrew Hedley HORNBY ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** LADY PATTEN OF WINCANTON **Address** 176A Ashley Gardens Emery Hill Street London SW1P 1PD **Date of birth** 02/02/1954 **Nationality** British **Occupation** Management Consultant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date LADY PATTEN OF WINCANTON ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** The Honorable Frank Neil NEWMAN **Address** ~~712 Fifth Avenue~~ ~~New York~~ ~~10019~~ ~~Usa~~ **Date of birth** 20/04/1942 **Nationality** American **Occupation** Investments	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 845 UN PLAZA APARTMENT 86A NEW YORK NY 10017 USA UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change 10 / 09 / 2004 Date The Honorable Frank Neil NEWMAN ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Wilfred PEACE **Address** Caunton Manor Manor Road Caunton Newark Nottinghamshire NG23 6AD **Date of birth** 02/03/1949 **Nationality** British **Occupation** Chief Executive	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date John Wilfred PEACE ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Sir Alan Walter RUDGE CBE FRS FENG FIEE **Address** Tanners Barn Coach Road Brockham Betchworth Surrey RH3 7JW **Date of birth** 17/10/1937 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Sir Alan Walter RUDGE CBE FRS FENG FIEE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Alan James SMART **Address** 7 Badgemore Avenue Nova Constantia Cape Town 7806 South Africa **Date of birth** 04/09/1944 **Nationality** South African **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Alan James SMART ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Craig Thomas SMITH **Address** 902 South Adams Street Havre De Grace Maryland 21078 Usa **Date of birth** 17/05/1951 **Nationality** American **Occupation** Company Director * 288 b submitted on 2 August 2004	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Craig Thomas SMITH ceased to be director (if applicable) 22 / 07 / 2004 *
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Oliver Henry James STOCKEN **Address** 25C Marryat Road London SW19 5BB **Date of birth** 22/12/1941 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Oliver Henry James STOCKEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Alan TYLER	Name ____________________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 6 Ernle Road Wimbledon London SW20 0HJ	Address ____________________ ____________________ ____________________
	Date of birth 23/01/1953	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Management Accountant	Nationality ____________________ Occupation ____________________
		Date of change _ _ / _ _ / _ _ _ _
		Date David Alan TYLER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY	1,015,543,242	£253,885,810.50

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 1,015,543,242

Aggregate Nominal Value of issued shares: £253,885,810.50

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 31/08/2003

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 146575

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature David Morris
(Director / Secretary)

Date 24/09/2004
This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *31/8/2004*

If you are making this return up to an earlier date, please give the date here
__/__/____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **31st August 2005** please give the new date here:
__/__/____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Paul Wilson

Telephone number *inc code*: 01720 336066

Address: GUS Plc, The Works, 5 Union Street, Manchester

DX number *if applicable*:

DX exchange:

Postcode: M12 4JD

GUS plc
(Registered number: 146575)

FULL LIST OF SUBSIDIARY COMPANIES
(WITH REGISTERED NUMBERS OR EQUIVALENT)
AT 31 MARCH 2004
FOR 2004 ANNUAL RETURN

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Accolade Ltd (22528967)	Ordinary shares	100	
Automobile Loan Finance (No. 1) Ltd (3707188)	Ordinary shares		Quasi
Automobile Receivables Transaction (No. 1) plc (3734973)	Ordinary shares		Quasi
Brigstock Finance Ltd (5024240)	Ordinary shares		100
	Redeemable preference shares		100
British Mail Order Corporation Ltd (530658)	Ordinary shares	100	
Burberry Group plc (3458224)	Ordinary shares		66
(subsidiary of GUS Holdings Ltd)	Preference shares		100
Burberry (No. 1) Unlimited (4452028)	Ordinary shares		66
Burberry (No. 2) Unlimited (4519710)	Ordinary shares		66
Burberry (No. 3) Unlimited (4638372)	Ordinary shares		66
Burberry (No. 4) Unlimited (4950358)	Ordinary shares		66
Burberry (No. 5) Unlimited (4950359)	Ordinary shares		66
Burberry (No. 6) Unlimited (4950360)	Ordinary shares		66
Burberry (No. 7) Unlimited (4954403)	Ordinary shares		66
Burberry Haymarket Limited (4868493)	Ordinary shares		66
	Redeemable preference shares		66
Burberry Holdings Ltd (4251948)	Ordinary shares		66
Burberry International Holdings Ltd (4251867)	Ordinary shares		66
Burberry Italy Retail Ltd (4362786)	Ordinary shares		66
Burberry Ltd (162636)	Ordinary shares		66
Burberry London Ltd (4251951)	Ordinary shares		66
Burberry Luxembourg Holdings Ltd (4458720)	Ordinary shares		66
Burberry New York Ltd (4332223)	Ordinary shares		66
Burberry Spain UK Ltd (4868448)	Ordinary shares		66
Burberry (UK) Ltd (4288292)	Ordinary shares		66
Burberry Wholesale Ltd (4332228)	Ordinary shares		66
Burberrys Ltd (230931)	Ordinary shares		66
Hampstead UK Ltd (4771489)	Ordinary shares		66
The Scotch House Ltd (103819)	Ordinary shares		66
Thomas Burberry Holdings Ltd (3509143)	Ordinary shares		66
Thomas Burberry Ltd (4332226)	Ordinary shares		66
Woodrow-Universal Ltd (296252)	Ordinary shares		66
Worldwide Debt Collections Ltd (5075953)	Ordinary shares		66
The Challenge Cycle and Motor Company Ltd (111336)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Chatsworth Investments Ltd (3312226)	Ordinary shares	100	
GUS Property Investments Ltd (2522615)	Ordinary shares		100
Christmas Hampers Ltd (2359431)	Ordinary shares	100	
Crackertime Hampers Ltd (347550)	Ordinary shares	100	
Cussins Properties Ltd (650113)	Ordinary shares	100	
Stanhope 2002 Ltd (662977)	Ordinary shares		100
The Times Furnishing Co (Properties) Ltd (1120828)	Ordinary shares		100
Experian Holdings Ltd (3478895) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
CheetahMail UK Ltd (4580119)	Ordinary shares		100
ChoicePoint Ltd (3364666)	Ordinary shares		100
Construction Forecasting & Research Ltd (2699102)	Ordinary shares		100
Consumer Futures Ltd (4027561)	Ordinary shares		100
The Consumer Research Bureau Ltd (2771870)	Ordinary shares		100
Experian 2001 Ltd (4309355) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
CCN UK Ltd (4309372)	Ordinary shares of $1		100
EHI UK Ltd (4309400)	Ordinary shares of $1		100
EIS UK Ltd (4309390)	Ordinary shares of $1		100
Experian 2003 Finance Ltd (4644608)	Ordinary shares		100
Experian Business Strategies Holdings Ltd (4009236)	Ordinary shares 10p		100
Experian Business Strategies Ltd (2225244)	Ordinary shares 10p		100
Experian Goad Ltd (1236235)	Ordinary shares		100
Experian Goad (Holdings) Ltd (1225576)	Ordinary shares		100
Experian Group Ltd (3720393)	Ordinary shares		100
Experian Intact Ltd (4134332)	A Ordinary shares		50.1
Experian International Ltd (3365159) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian Ltd (653331) (subsidiary of Experian Group Ltd)	Ordinary shares		100
Experian US Holdings Ltd (3230379) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian NA Holdings Ltd (3458639)	Ordinary shares		100
Experian US Ltd (3230394) (subsidiary of Experian Holdings Ltd)	Ordinary shares		100
Experian NA Ltd (3458435)	Ordinary shares		100
FN Services Ltd (2008622)	A and B Ordinary shares		51
ICD Marketing Services Ltd (2652778)	Ordinary shares		100
ICD Ltd (1600571)	Ordinary shares		100
MCL Software Ltd (1553073)	Ordinary shares		100
Scorex (UK) Ltd (2686129)	Ordinary shares		100
Staniland Hall Associates Ltd (1089594)			100
Vehicle Mileage Check Ltd (2017153)	Ordinary shares		100
Finchfields Ltd (1935707)	Ordinary shares	100	
GUS 1998 Unlimited (3503354)	Ordinary shares		100
	Preference shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
GUS 2000 Unlimited (3912497)	Ordinary shares		100
	Preference shares	100	
GUS 2000 UK Unlimited (3937425)	Ordinary shares		100
GUS 2000 Finance Ltd (4090149)	Ordinary shares	100	
GUS 2002 Unlimited (4418071)	Ordinary shares		100
GUS Holdings (2004) Ltd (5024243)	Ordinary shares	100	
GUS Finance (2004) Ltd (5072289)	Guarantee company		100
GUS Catalogues Ltd (3479386) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Argos Holdings plc (2454812)	Ordinary shares		100
GUS Financial Services Unlimited (5069910)	Ordinary shares	100	
GUS Finance Holdings Ltd (3458299) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
All Counties Insurance Company Ltd (833078)	Ordinary shares		100
ARG Insurance Services Ltd (4109436)	Ordinary shares		100
Whiteaway Laidlaw Bank Ltd (388466)	Ordinary shares		100
W L Insurance Services Ltd (1660916)	Ordinary shares		100
W L Investments Ltd (1162674)	Ordinary shares		100
Longlane Securities Ltd (1146103)	Ordinary shares		100
	6% Non Cum Pref shares		100
W L Nominees Ltd (1046549)	Ordinary shares		100
Whiteaway Laidlaw Corporate Funding Ltd (833472)	Ordinary shares		100
Whiteaway Laidlaw (Overseas) Ltd (2462108)	Ordinary shares		100
GUS Export Corporation Ltd (387409)	Ordinary shares		100
G.U.S. Furniture Industries Ltd (1571985)	Ordinary shares	100	
GUS Holdings Ltd (3496850)	Ordinary shares	100	
GUS 2001 Ltd (4136076)	Ordinary shares		100
ARG Card Services Ltd (4007072)	Ordinary shares		100
ARG Personal Finance Ltd (2256123)	Ordinary shares		100
ARG Personal Loans Ltd (4271874)	Ordinary shares		100
Cliffrange plc (1967242)	Ordinary shares		100
Stanhope Finance Ltd (4288193)	A Ordinary shares B Ordinary shares Financing securities		100 Nil 100
Edward O'Brien Ltd (136509)	Ordinary shares		100
Sleepyrest Ltd (1564371)	Ordinary shares		100
GUS 2004 Ltd	Ordinary shares Floating rate preference shares		100
GUS Finance Luxembourg Ltd	Ordinary shares		100
G.U.S. Printers Ltd (2353260)	Ordinary shares		100
GUS Stationery Company Ltd (218145)	Ordinary shares		100
GUS (UK) Holdings Ltd (3978091	Ordinary shares		100
GUS US Ltd (3508869)	Ordinary shares		100
GUS US Holdings Ltd (3508947)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
GUS Home Shopping Group Ltd (3458221) (subsidiary of Argos Holdings plc)	Ordinary shares		100
Argos Ltd (1081551) (subsidiary of GUS Home Shopping Group Ltd)	Ordinary shares		100
	Deferred shares		100
Argos Best Sellers Ltd (2001500)	Ordinary shares		100
Argos Business Solutions Ltd (3234511)	Ordinary shares		100
Argos Card Transactions Ltd (4229056)	Ordinary shares		100
ARG Home Shopping Ltd (2004824)	Ordinary shares		100
Argos Pension Scheme Nominees Ltd (1190658)	Ordinary shares		100
ARG Services Ltd (2259503)	Ordinary shares		100
Argos Superstores Ltd (1997674)	Ordinary shares		100
Brand Leaders Ltd (883052)	Ordinary shares		100
First Stop Stores Ltd (3061483)	Ordinary shares		100
G.U.S. Merchandise Corporation Ltd (872776)	Ordinary shares		100
Premier Incentives Ltd (2183597)	Ordinary shares		100
Jungle.com Holdings Ltd (3929744)	Ordinary shares		100
Jungle.com Ltd (301793)	Ordinary shares		100
Jungle Business.com Ltd (3871498) (name subsequently changed to Argos Retail Group Ltd)	Ordinary shares		100
Jungle On Line (3782113)	Ordinary shares		100
Jungle Technology Ltd (3824346)	Ordinary shares		100
Software Warehouse Holdings Ltd (3776853)	Ordinary shares		100
Jungle Corporate Ltd (3966365)	Ordinary shares		100
Software Warehouse Ltd (3929701)	Ordinary shares		100

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Homebase Group Ltd (4071533) (subsidiary of Argos Ltd)	Ordinary shares		100
Fifthgrange Ltd (4071712)	Ordinary shares		100
Homebase Card Handling Services Ltd (4042509)	Ordinary shares		100
Homebase Group (2000) Ltd (1460756)	Ordinary shares		100
Beddington House Holdings Ltd (3892468)	Ordinary shares		100
Homebase Holdings Ltd (3000032)	Ordinary shares		100
	Preference shares		100
Home Charm Group Ltd (589383)	Ordinary shares		100
Home Charm Group Trustees Ltd (1915772)	Ordinary shares		100
Homebase Direct Ltd (3953373)	Ordinary shares		100
Quickinstant Ltd (2309308)	Ordinary shares		100
Sandfords Ltd (456457)	Founder shares		100
	Ordinary shares		100
Texas Homecare Installation Services Ltd (1914339)	Ordinary shares		100
Texas Installations Ltd (3039648)	Ordinary shares		100
Texas Homecare Ltd (354748)	Ordinary shares		100
	Preference shares		100
Trend Decor Ltd (788480)	Ordinary shares		100
Homebase Ltd (533033)	Ordinary shares		100
Focal Point (Lighting) Ltd (1025570)	Ordinary shares		100
Homebase Spend & Save Ltd (4447084)	Ordinary shares		100
MI Home Ltd (4463540)	Ordinary shares		100
Modern Interiors Ltd (4463535)	Ordinary shares		100
Motorbase Ltd (2461339)	Ordinary shares		100
Texas Services Ltd (1049148)	Ordinary shares		100
Iconford Ltd (4071571)	Ordinary shares		100
Beddington House (No. 4) Ltd (4117286)	Ordinary shares		100
GUS Home Shopping Ltd (964315)	Ordinary shares	100	
GUS International (3439686)	Ordinary shares		100
	Preference shares	100	
GUS NA Ltd (1088961)	Ordinary shares	100	
GUS Netherlands Unlimited (4186374)	Ordinary shares		100
GUS Overseas (1999) Unlimited (3715015)	Ordinary shares		100
	Preference shares	100	
GUS Overseas Retailing Ltd (348292) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
GUS Overseas Unlimited (3436011)	Ordinary shares		100
	Preference shares	100	
GUS Property Management Ltd (2277398)	Ordinary shares	100	
G.U.S. Travel Ltd (2259522)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in England/Wales	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
GUS Ventures Unlimited (3510185)	Ordinary shares		100
Hector Powe Ltd (347255))	Ordinary shares	100	
Hugh Wyllie Ltd (268617) (subsidiary of GUS Holdings Ltd)	Ordinary shares		100
Ambassador Leasing Ltd (1677464)	Ordinary shares		100
Faronman Ltd (2018183)	Ordinary shares		100
Fetchfield Leasing Ltd (2140590)	Ordinary shares		100
General Guarantee Finance Ltd (1789944)	Ordinary shares		100
General Guarantee Corporation Ltd (501314)	Ordinary shares		100
GGC Leasing Ltd (961045)	Ordinary shares		100
GGC Leasing (January) Ltd (2316032)	Ordinary shares		100
GGC Leasing (February) Ltd (2050303)	Ordinary shares		100
GGC Leasing (March) Ltd (1980927)	Ordinary shares		100
GGC Leasing (April) Ltd (2316111)	Ordinary shares		100
GGC Leasing (May) Ltd (2092077)	Ordinary shares		100
GGC Leasing (June) Ltd (1519894)	Ordinary shares		100
GGC Leasing (July) Ltd (2267147)	Ordinary shares		100
GGC Leasing (August) Ltd (2034595)	Ordinary shares		100
GGC Leasing (September) Ltd (1749586)	Ordinary shares		100
GGC Leasing (October) Ltd (2288821)	Ordinary shares		100
GGC Leasing (November) Ltd (2066440)	Ordinary shares		100
GGC Leasing (December) Ltd (1868746)	Ordinary shares		100
W L Leasing Ltd (151990)	Ordinary shares		100
ICD Marketing Services Group Ltd (3017048)	Ordinary shares	100	
International Communication & Data Ltd (1714446)	Ordinary shares	100	
John Temple Ltd (1487184)	Ordinary shares	100	
M I Leasing Ltd (1519955)	Ordinary shares	100	
Murphy Electronics Ltd (1089707)	Ordinary shares	100	
Saxon Gate Collections Ltd (1279774)	Ordinary shares	100	
The Great Universal Stores Ltd (2259511)	Ordinary shares	100	
The Royal Exchange Company (Leeds) Ltd (2518523)	Ordinary shares	100	
Torbell Investments Ltd (968299)	Ordinary shares	100	
The Witney Mattress, Divan & Quilt Co Ltd (226775)	Ordinary shares	100	
W.L. Explorations Ltd (1506873)	Ordinary shares	100	

* = In liquidation

Incorporated in Great Britain Registered in Northern Ireland	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
Hampden Group Ltd (NI 11639)	Ordinary shares		100
Homebase (NI) Ltd (NI 34159)	Ordinary shares		100
Texas Homecare (Northern Ireland) Ltd (NI 11645)	Ordinary shares		100
Texas (NI) Ltd (NI 37564)	Ordinary shares		100

Incorporated in Great Britain Registered in Scotland	Class of shares	Issued Capital held by GUS %	 Subsidiaries %
GUS Business Holdings Ltd (SC 201170)	Ordinary shares		100
GUS Catalogue Order Ltd (SC 202754)	Ordinary shares		100
GUS (UK) Holdings 2003 (SC 182041)	Ordinary shares		100
GUS Ventures (2003) Ltd (SC 202507)	Ordinary shares		100
The BizBox.com Ltd (SC 202508)	Ordinary shares		100

* = In liquidation

Countries of Incorporation/Registration other than Great Britain

	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Channel Islands			
Burberry Jersey (No. 1) Ltd (FC 023937)	Ordinary shares		66
Burberry Jersey (No. 2) Ltd (FC 023938)	Ordinary shares		66
Global (Guernsey) Ltd (4624)	Ordinary shares		100
GUS Guernsey Ltd (34560)	Ordinary shares		100
Republic of Ireland			
Argos Distributors (Ireland) Ltd (43174)	Ordinary shares		100
Burberry (Ireland) Investments (378562)	A Ordinary shares of €1 B Ordinary shares of €1		66 66
Burberry Irish General Partnership			N/a
Experian Ireland Ltd (273857)	Ordinary shares		100
GUS Finance Ireland (275494)	Ordinary shares		100
GUS Investments 2003 Unlimited	Ordinary shares		100
Homebase House and Garden Centre Ltd (127841)	Ordinary shares		100
Irish Trade Protection Association Ltd (125313)	Ordinary shares		100
Argentina			
Experian Strategic Solutions SA (CUIT 30-68725785-1)	Ordinary shares $10y		100
Australia			
Burberry Pacific Pty Ltd (098 381161)	Ordinary shares of A$1		66
Experian Asia Pacific Pty Ltd (65006980696)	Ordinary shares of A$1		100
Austria			
Experian Oesterreich GmbH (FN 205260 d)	Ordinary shares		100
Belgium			
Burberry (Belgium) SA (Brussels 364.780) *	Shares of BF 1,000		66
Brazil			
Experian Brasil Limitada (03673698/0001-02)	Ordinary shares R$1		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Canada			
G.U.S. Canada Inc.	Common shares		100
Experian Scorex Inc (301450-9)			100
Denmark			
CustomerWare A/S (26 41 23 74)			100
Experian Holdings Danmark ApS (10 12 58 20)	Ordinary DKK1000		100
Experian Holding A/S (21 62 49 42)	Ordinary DKK1		100
Experian A/S (63 67 09 28)	Ordinary DKK		100
France			
Burberry France SA (B572233864)	Ordinary shares of €15		66
Experian DMS SAS (433 958 220)			100
Experian France Courtage SAS (322 576 224)			100
Experian Holding France EURL (42118827700022)	Ordinary shares of €15		100
Experian SAS (320 217 144)	Ordinary shares of €15		100
Technique et Assistance SA (316 607 506)	Ordinary shares of €15		100
Experian Holding France SA (417 780 822)	Ordinary shares of €15		100
CNTP-Experian SA (340 967 546)	Ordinary shares of €30		66
Experian On Line SAS (352 003 750)	Ordinary shares of €		100
Germany			
Burberry (Deutschland) GmbH (HRB 42579)	Ordinary shares of €		66
Conet Corporate Communication Network GmbH (HRB 60548)	Ordinary shares €		100
Experian Deutschland GmbH (HRB 68461)	Ordinary shares €		100
Experian Deutschland Holdings GmbH (HRB 56929)	Ordinary shares €		100
Pan-adresDirektmarketing GmbH			75
Hong Kong			
Burberry Asia Holdings Ltd (772266)	Ordinary shares of HK $10		66
Burberry Asia Ltd (771791)	Ordinary shares of HK $10		66
GUS (Hong Kong) Ltd (51830)	Ordinary shares of HK$ 10		100
Aldercrest Ltd (237820)	Ordinary shares of HK$ 1		100
ARG (Hong Kong) Ltd (759095)	Ordinary shares of HK$ 2		100
Argos Retail Group (Hong Kong) Ltd (759047)	Ordinary shares of HK$ 1		100
Argos (Hong Kong) Ltd (759094)	Ordinary shares of HK$ 2		100
GUS Export Ltd (159300)	Ordinary shares of HK$ 1		100
GUS Trading Ltd (148879)	Ordinary shares of HK$ 1		100
Swan International Buying Ltd (182616)	Ordinary shares of HK$ 1		100

* = In liquidation

Countries of Incorporation		Class of shares	Issued Capital held by GUS %	Subsidiaries %
Italy				
Burberry Italy SRL (12474430159)		Ordinary shares of €0.51		66
Burberry Italy (Rome) SRL				
Experian Holding Italia Holdings SRL (04077611004)		Ordinary shares €		100
Experian Scorex Italia Srl (05228101001)		Ordinary shares of €0.52		100
Experian Information Services SpA (06016221001)		Ordinary shares of €10		100
Experian Marketing Services SRL (07692671006)		Ordinary shares of €10,000		100
Japan				
Burberry Japan KK (0199-01-080745)		Shares of Stock of JYN50,000		66
Experian Japan KK (0104-01-052410)				100
Korea				
Burberry Korea Ltd (247212)		Shares of Common Stock of KWN 10,000		66
Luxembourg				
Experian Luxembourg Sarl (75.756)		Shares of €100		100
Experian Luxembourg Investments Sarl (75.760)		Shares of €100		100
GUS Luxembourg Sarl (75.760)		Shares of €100		100
GUS Luxembourg Investments Sarl (75.782)		Shares of €100		66
Burberry Luxembourg (No. 1) Sarl (B88.583)		Shares of €25		66
Burberry Luxembourg (No. 2) Sarl (B88.584)		Shares of €25		66
Burberry Luxembourg (No. 3) Sarl (B88.655)		Shares of €25		66
Burberry Luxembourg (No. 4) Sarl (B97 224)		Shares of €25		66
Burberry Luxembourg (No. 5) Sarl (B97.225)		Shares of €25		66
Burberry Luxembourg Investments Sarl (75.783)		Shares of €100		66
Hampstead International Realty Sarl (40838)		Shares of US$500		66
Malaysia				
Burberry (Malaysia) Sdn.Bhd. (615087 – K)		Ordinary shares of RM1		66
Monaco				
Scorex SAM (B 87 S 02 302)		Ordinary shares €76		100
Netherlands				
Argos BV (1051940)		Ordinary shares		100
Breathe Netherlands BV (34139845)	*	Ordinary shares		100
Experian Nederlande BV (30103666)		Ordinary shares		100
Experian Scorex BV (27164650)		Ordinary shares NLG10		100
Scorex BV (24198267)		Ordinary shares		100
Scorex Holdings BV (24279181)		Ordinary shares		100
GUS Holland Holding BV (05019461)		Ordinary shares		100
GUS (Nederland) BV (27109571)		Ordinary shares		100
Transconto BV (05025457)		Ordinary shares		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Subsidiaries %
Netherlands (continued)			
Transfair BV (05025428)	Ordinary shares		100
Wehkamp BV (05025359)	Ordinary shares		100
Wehkamp Belgie BV (05048584)	Ordinary shares		100
Wehkamp Duitsland BV (05050735)	Ordinary shares		100
GUS Europe Holdings BV (5035311)	Ordinary shares		100
GUS Finance BV (32085276)	Ordinary shares		100
GUS Financial Services BV (52001246)	Ordinary shares		100
	Preference shares		100
GUS Holdings BV (32085272)	Ordinary shares		100
GUS International BV (32085240)	Ordinary shares		100
GUS International Holdings BV (BV 622640)	Ordinary shares		100
GUS Ireland Holdings BV (BV 622642)	Ordinary shares		100
GUS Overseas Finance BV (32085274)	Ordinary shares		100
GUS Overseas Holdings BV (30147854)	Participating shares		100
GUS Overseas Investments BV (30147910)	Ordinary shares		100
GUS Treasury Services BV (1054287)	Ordinary shares		100
GUS South Africa BV (05/33595/07)	Ordinary shares		100
GUS US Holdings BV (32079523)	Ordinary shares		100
Plotterweg CV (32085462)	Partnership capital		100
Plotterweg Holdings BV (32090137)	Ordinary shares		100
Plotterweg International BV (3209136)	Ordinary shares		100
Norway			
CreditInform AS (881 917 122)	Ordinary shares NK		100
RealInform AS (982 287 022)	Ordinary shares NK		100
InfoPartner AS (982 287 049)	Ordinary shares NK		100
MarketInform AS (982 286 964)	Ordinary shares NK		100
Shanghai			
ARG Procurement Consultancy (Shanghai) Ltd (02200310220009)			100
Singapore			
Burberry (Singapore) Distribution Co Pte Ltd (200 106025Z)	Ordinary shares of S$1		66
South Africa			
Experian Bureau (Pty) Ltd (1996/003915/07)	Ordinary shares R1		94
Experian Scorex (Pty) Ltd (1992/005248/07)	Ordinary shares R1		100
Lewis Stores (Pty) Ltd (1946/023387/07)	Ordinary shares of 50c		100
Barons Furnishers (Pty) Ltd (1962/002138/07)	Ordinary shares of R1		100
Dan Hands Pty Ltd (1950/038562/07)	Ordinary shares of 10c		100
Lifestyle Living (Pty) Ltd (2002/022355/07)			100
Lewis Management Services (Pty) Ltd (incorporated in Botswana) (2001/1426)	Ordinary shares		100

* = In liquidation

Countries of Incorporation		Class of shares	Issued Capital held by	Countries of Incorporation
South Africa (continued)				
Lewis Management Services (Pty) Ltd (incorporated in Namibia) (2000/427)		Ordinary shares		100
Lewis Stores (Bophuthatswana) (Pty) Ltd (82/0059)		Ordinary shares of R1		100
Lewis Stores (Botswana) (Pty) Ltd (incorporated in Botswana) (Co 648)		Ordinary shares		100
Lewis Stores (Butterworth) (Pty) Ltd (1988/060275/07)		Ordinary shares of R1		100
Lewis Stores (Lesotho) (Pty) Ltd (79/54) (incorporated in Lesotho)		Ordinary shares of M1		100
Lewis Stores (Mount Frere) (Pty) Ltd (1990/060084/07)		Ordinary shares of R1		100
Lewis Stores (Namibia) (Pty) Ltd (incorporated in Namibia) (70/3648)		Ordinary shares of N$1		100
Lewis Stores (Swaziland) (Pty) Ltd (19/1972)		Ordinary shares of E1		100
Lewis Stores (Transkei) (Pty) Ltd (1978/0601/179/07)		Ordinary shares of R1		100
Lewis Stores (Umzimkulu) (Pty) Ltd (1990/060085/07)		Ordinary shares of R1		100
Lewis Stores (Venda) (Pty) Ltd (1987/080063/07)		Ordinary shares of R1		100
M. Lewis Estates (Kenilworth) (Pty) Ltd (1946/022321/07)		Ordinary shares of R2		100
M. Lewis Estates (Queenstown) (Pty) Ltd (1948/032329/07)		Ordinary shares of R2		100
M. Lewis Estates (Randfontein) (Pty) Ltd (1937/009930/07)		A shares of R2 Ordinary shares of R2		100
Monarch Insurance Co. Ltd (1994/093920/06)		Shares of 1c		100
Lewis Stores Dbn Investments (Pty) Ltd		Ordinary shares of R2		100
Spain				
Burberry (Spain) Holdings SL (B-62371208)		Shares of €1		66
Burberry (Spain) SA (A-08184905)		Ordinary shares of € 6.01		66
Burberry (Spain) Retail SL (B-62718242)		Ordinary shares of €1		66
Merceder y Casadevall SA (A-08159741)		Ordinary shares of € 6.01		66
Experian Bureau de Credito SA (A82120601)		Ordinary shares		75
Experian Holdings Espana SL (A82339524)		Ordinary shares		100
Experian Marketing Services Spain SL (M-237195)		Ordinary shares		100
Experian Scorex SRL (ESB 80985278)		Ordinary shares €6.01		100
Switzerland				
Burberry (Suisse) SA (CH660 1821998-3)		Ordinary shares of SF 1,000		66
Great Universal Stores (Europe) AG (CH.160.3.000.684-4)	*	Bearer shares of SF 1,000		100
GUS Geneva SA (299022)	*	Ordinary shares of SF 1		100
Proforex SA		Ordinary shares of SF 1		100

* = In liquidation

Countries of Incorporation	Class of shares	Issued Capital held by GUS %	Issued Capital held by Subsidiaries %
United States of America			
Burberry companies:			
Burberry USA Holdings Inc (3693838)	Shares of Common Stock of US$1		66
Burberry Delaware General Partnership			66
Burberry North America Inc (98-0054237)	Common stock of $1,000		66
Burberry Realty, Inc (13-3193917)	Common stock of no par value		66
Burberry US LLC (26-006711)	Class A and Class B shares		66
Burberry Ltd (13-2673527)	Class X and Class Y common stock		66
Burberry (Wholesale) Ltd (13-2683734)	Class X and Class Y common stock		66
			66
Hampstead Holdings Corporation (133812609)	Common stock of $1		66
Hampstead Properties Inc (133817952)	Common stock of $1		66
Experian companies:			
AutoCheck LLC			100
CDNE MA Inc (04-3151236)	Common Stock		100
Cheetahmail Inc (13-4055805)	Common Stock		100
Consumerinfo.com Inc (954465932)	Common Stock		100
	Preferred A & B stock		80
Credit Expert LLC (52-2311870)			100
Direct Marketing Technology Inc (36-3134263)	Common Stock		100
Experian Holdings Inc (13-3940459)	Class A & B Common Stock		100
	Preferred stock		100
Experian Affiliate Acquisition, LLC			100
Experian Asset Management Inc (91-2047201)	Common Stock		100
Experian eMarketing Inc (84-1359618)	Common Stock		100
Experian Fraud Prevention Solutions Inc. (52-2265014)	Common Stock		100
Experian Information Solutions Inc (31-1343192)	Common Stock		100
Experian Investment Holdings Inc (88-0446304)	Common Stock		100
Experian Marketing Solutions Inc (13-3015410)	Common Stock		100
Experian Mortgage Reporting LLC			
Experian NA Inc (13-3980063)	Class A & B Common Stock		100
Experian Paladian LLC (52-2281106)			80
Experian-Scorex LLC (52-222508)	Common Stock		100
Experian Services Corporation Inc (33-0796737)	Common Stock		100
Lombard Information Resources Inc (36-4034146)	Common Stock		100
Marketing Information Technologies Inc (13-3693859)	Common Stock		100
Marketswitch Corporation (54-1833189)	Common Stock		100
MetaReward Inc (77-0523273)	Common Stock		100
NuEdge Systems LLC (39-1980110)			100

* = In liquidation

GUS

Ref: chcorres.pgc.sec0904

1 October 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

SEC MAIL PROCESSING
RECEIVED
OCT 0 7 2004
WASH. D.C. 185 SECTION

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Change of Secretary

I enclose a form 288b and a form 288a in connection with the retirement of David Morris as GUS plc Company Secretary and the appointment of Gordon Bentley as his successor.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year
Date of termination of appointment	22	09	2004

as director ☐ as secretary ☑ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ______ *Honours etc ______

Please insert details as previously notified to Companies House.

Forename(s) DAVID

Surname MORRIS

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 1 OCTOBER 2004

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PAUL COOPER, GUS PLC,
THE WORKS, MANCHESTER,
M12 4SD Tel 0870 836 4064

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

Companies House
— for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP000

Company Number 146575

Company Name in full GUS plc

	Day	Month	Year		Day	Month	Year
Date of appointment	22	09	2004	†Date of Birth	11	08	1959

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: *Honours etc:

Forename(s): GORDON ANDREW

Surname: BENTLEY

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 7 HOLLY BUSH LANE

Post town: HARPENDEN Postcode: AL5 4AL

County / Region: HERTS Country: UNITED KINGDOM

†Nationality: BRITISH †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 30 SEPTEMBER 2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 30 SEPTEMBER 2004

(**a director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER ; GUS plc ;
THE WORKS , MANCHESTER ; M12 4JP
Tel 0870 836 4064
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Vormation No
82 Soi?

GUS

Ref: chcorres.pgc.roc88(2)s

1 October 2004

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	16	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,792		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED LIST Address UK Postcode	Class of shares allotted Ordinary	Number allotted 10,792
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 1 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper
Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street
Manchester M12 4JD
Tel 0870 836 4064

DX number DX exchange

Continuation sheet attached to Form 88(2) dated 1 October 2004

Title	Forenames	Surnames	Addr1	Addr2	Addr3	Addr4	Post Code	Shares to be Allotted
MR	M N	ATAI	21 HOLDENHURST AVENUE	LONDON			N12 0JA	1,513
MRS	SHONA	BURROWS	85 AINSWORTH AVE	BELFAST	ANTRIM		BT13 3EP	201
MRS	A	DYTON	9 BULLFINCH CLOSE	COVINGHAM	SWINDON		SN3 5LJ	2,018
MRS	ELAINE JOSEPHINE	FURNISS	59 ALEXANDRA ROAD	BURTON-ON-TRENT	STAFFORDSHIRE		DE15 0JB	201
MRS	SHEENA	GRAHAM	6 FRIARS CLOSE	PENRITH	CUMBRIA		CA11 8DA	201
MRS	KAREN	GREENWOOD	7 ROYAL GARDENS	RAMSBOTTOM	BURY	LANCS	BL0 9SB	2,018
MR	MICHAEL	PADDEN	7 BOSWELL ROAD	BESSACARR	DONCASTER	SOUTH YORKSHIRE	DN4 7BJ	1,009
MISS	JACQUELINE KAREN	RIDGWAY	2 ASHDOWN CLOSE	GIFFARD PARK	MILTON KEYNES		MK14 5PX	1,009
MR	OLIVER	ROBERTS	93 WARBURTON ROAD	CANFORD HEATH	POOLE		BH17 8SD	100
MRS	SUSAN WENDY	STEVENSON	SILVAN	MAIN ROAD	BARNSTONE		NG13 9JP	2,522
								10,792

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3896		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Part ID:142CN/Desig:ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	3,896
LONDON		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,896
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 1 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,

Manchester, M12 4JD.

ESP-EXEC/E8787 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	17		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Vidacos Nominees Limited Part ID:30XMH / Desig: SSB1 Address: 25 Molesworth Street, Lewisham LONDON UK Postcode SE13 7EX	Class of shares allotted Ordinary	Number allotted 17
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted **17**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 1 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8800 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	09	2004	22	09	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1550	68089	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	375.70p	612.70p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited Part ID 142CN Design ESOS Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Ordinary	69,639
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	69,639

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works, 5 Union St,
Manchester, M12 4JD.
ESP-EXEC/E8869 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full ~~The Great Universal Stores Plc~~ GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	600	292	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name -	Mr J T Lazarom	Class of shares Allotted	Number allotted
Address -	Stephonsonstraat 31 Den Haag 2561 XR Holland	ORDINARY	600

Shareholder details		Shares and share class allotted	
Name -	Mr J T Lazarom	Class of shares Allotted	Number allotted
Address	Stephonsonstraat 31 Den Haag 2561 XR Holland	ORDINARY	292

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 1 October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

P G Cooper, GUS plc, Universal House, Devonshire Street, Manchester M60 1XA
ESP/Int/3078 Tel 0161 277 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 146575

Company name in full: GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box.)	From Day	From Month	From Year	To Day	To Month	To Year
	23	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,191	1,391	352
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each Share *(including any share premium)*	523p	508p	384p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,555
Name: Address: PLEASE SEE ATTACHED LIST UK Postcode	Class of shares allotted Ordinary	Number allotted 2,379
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted TOTAL	Number allotted 3,934

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 1 October 2004

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc The Works (Mr Paul Cooper)
5 Union Street
Manchester M12 4JD

Tel: 0870 836 4064 Fax: 0870 836 4056

DX number DX exchange

Continuation sheet attached to Form 88(2) dated 1 October 2004

Title	Forename(s)	Surname	Address					Shares Allotted
MRS	LINDA M	HARDMAN	1 GLENDALE AVE	LOSTOCK HALL	PRESTON	LANCASHIRE	PR5 5XY	101
MR	BARRY ANTHONY	KING	44 BEECHFIELD ROAD	MILNROW	ROCHDALE	LANCASHIRE	OL16 4EU	452
MR	EDWARD NEIL	MORGAN	14 MARLOW DRIVE	HANDFORTH	WILMSLOW	CHESHIRE	SK9 3NE	487
MS	SHARON	PYKE	5 CROPWELL MANOR COURT	CROPWELL BISHOP	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 3GS	1,218
MR	ROBIN	STAITE	THE BUNGALOW	CHURCH LANE	EARL'S CROOME	WORCESTER	WR8 9DE	121
								2,379

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	23	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,018		
Nominal value of each share	25p		
Amount (if any) paid or due on each Share *(including any share premium)*	£3.84		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name: Mrs. R Rothwell Address: 9 Dale Close, Pinner, Middlesex UK Postcode: HA5 3UU	Class of shares allotted Ordinary	Number allotted 2,018
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 1 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Mr Paul Cooper Financial Reporting Manager & Assistant Company Secretary
GUS plc, The Works, 5 Union Street Manchester M12 4JD
Tel 0870 836 4064
DX number DX exchange

Exemption number 82-5017

RNS Number:5180C
GUS PLC
01 September 2004

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 275,000 ordinary shares at a price of 849.8498 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 2,425,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,013,118,242

Exemption number 82-5017

RNS Number:6638C
GUS PLC
06 September 2004

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 854.6205 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 2,725,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,012,942,584.

Exemption number 82-5017

RNS Number:8078C
GUS PLC
09 September 2004

GUS PLC: Transaction in own shares

GUS PLC announces that it has today purchased through Cazenove & Co. Ltd 300,000 ordinary shares at a price of 857.63 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 3,025,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,012,724,664.

Exemption number 82-5017

REG-GUS PLC Transaction in Own Shares Released: 15/09/2004

RNS Number:0099D
GUS PLC
15 September 2004

GUS PLC: Purchase of Own Securities

GUS PLC announces that it has today purchased through Merrill Lynch 805,000 ordinary shares at a price of 868.6922 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 3,830,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,011,946,548.

Exemption number 82-5017

RNS Number:4475D
GUS PLC
28 September 2004

GUS PLC: Purchase of Own Securities

GUS PLC announces that it has today purchased through Merrill Lynch 500,000 ordinary shares at a price of 891.58 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, GUS PLC holds 4,330,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,011,726,452.